October 16, 2019

Donald P. Hileman
Chief Executive Officer
First Defiance Financial Corp.
601 Clinton Street
Defiance, OH 43512

       Re: First Defiance Financial Corp.
           Registration Statement on Form S-4
           Filed October 9, 2019
           File No. 333-234144

Dear Mr. Hileman:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Material U.S. Federal Income Tax Consequences of the Merger, page 124

1. We note that the forms of tax opinions filed as Exhibits 8.1 and 8.2 are in short-form as contemplated by Section III.B.2 of Staff Legal Bulletin No. 19, which is available on our website. Accordingly, please clearly state in Exhibits 8.1 and 8.2 and in the tax disclosure in the prospectus that the disclosure in the Material U.S. Federal Income Tax
       Consequences of the Merger is the opinion of counsel. In addition, please revise the
       Material U.S. Federal Income Tax Consequences of the Merger section to set forth counsel's opinion of each material tax consequence and the basis for the opinion. For example, the disclosure on page 125 assumes that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code instead of setting forth counsel's opinion and the basis for such opinion. For further guidance,
 Donald P. Hileman
First Defiance Financial Corp.
October 16, 2019
Page 2
         please refer to Staff Legal Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071
with any questions.



FirstName LastNameDonald P. Hileman                        Sincerely,
Comapany NameFirst Defiance Financial Corp.
                                                           Division of
Corporation Finance
October 16, 2019 Page 2                                    Office of Finance
FirstName LastName